UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2022

Commission File Number: 000-30314

Portage Biotech Inc.
(Translation of registrant’s name into English)

British Virgin Island
(Jurisdiction of incorporation or organization)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110.
(Address of principal executive office)

c/o Portage Biotech, Inc., Ian Walters, 203.221.7376

6 Adelaide Street East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Name, telephone, e-mail and/or facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Portage Biotech Inc. by action of its board of directors, amended its Memorandum of Association and Articles of Association (the “M&A”) and filed an updated version thereof with the Registrar of Companies in the British Virgin Islands. The principle purposes of the changes were to remove certain provisions that were specific to Canadian stock exchange requirements that are no longer applicable, to update provisions to comply with the listing rules of The Nasdaq Stock Market and synchronize some of the provisions that are typical of a British Virgin Islands company with those of a United States domestic corporation.

These changes include, but were not limited to, the following: (i) providing book entry alternative to stock certificates in accordance with Nasdaq rules, (ii) permitting electronic transfer of shares, (iii) providing for only fully paid shares on issuance by the company, (iv) providing that a meeting of shareholder would require a meeting notice of between 10 and 60 days, (v) permitting the board to set the shareholder meeting dates as they determine and in accordance with Nasdaq rules, (vi) fixing of the number of directors at no more than 15 persons as determined by the board and permitting vacancies to be filled by the then current directors, (vii) not requiring a director to be a shareholder, and (vii) not permitting a current director to designate their own alternative director to attend meetings and make decisions for the company.

There were a number of other changes, and the above noted ones should only be seen as a selection of the technical changes made by the board of directors and approved June 19, 2022. The final approved M&A was filed with the Registrar in the British Virgin Islands on June 21, 2022. A copy of the revised M&A is filed herewith as an exhibit, and shareholders and investors are advised to carefully read the current version.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech, Inc.

Date: June 23, 2022	By:	/s/ Allan Shaw
	Name:	Allan Shaw
	Title:	Chief Financial Officer

EXHIBITS

Exhibit No.	Exhibit Description

99.1	Memorandum of Association and Articles of Association as filed in the British Virgin Island on June 21, 2022